SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

24 May 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Increased Revenues of NIS 147.6 Million in Q1 2004-
13% Increase Compared to Q1 2003

NETANYA, Israel, May 24, 2004 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported first-quarter 2004 financial results. In this quarter, for the first time, Matav’s financial results are proportionally consolidated with HOT Vision Ltd. (formerly ICP Ltd., a production company owned by the three cable companies). The proportional consolidation has no substantial influence on the Company’s financial results.

In addition, from this quarter on, as a result of new Israeli regulations, the financial results will be presented on a nominal basis, while in the past the financial results were adjusted to the Israeli CPI.

Revenues increased to NIS 147.6 million (US$32.6 million) from NIS 130.3 million (US$28.8 million) in first-quarter 2003. The increased revenues, which came despite a decrease in total subscribers, stems from higher ARPU as well as from higher sales of fast Internet access services.

First-quarter operating expenses totaled NIS 120.3 million (US$26.6 million) compared with NIS 117.6 million (US$26 million) in the year-earlier period. The increase is due mainly to higher than usual programming costs, especially original TV productions broadcast by the cable companies in the quarter and also due to an increase in operating costs associated with the Company’s fast-internet service.

Gross profit reached NIS 27.4 million (US$6.1 million) compared with 12.7 million (US$2.8 million) in first-quarter 2003.

First-quarter selling and marketing expenses, totaled NIS 14.9 million (US$3.3 million), compared with NIS 10.1 million (US$2.2 million) for first-quarter 2003. The increase is due mainly to higher advertising expenses associated with the continued penetration of the “HOT” brand in the Israeli market.

First-quarter G&A expenses totaled NIS 10.1 million (US$2.2million), compared with NIS 11.8 million (US$2.6 million) for first-quarter 2003. The decrease stems mainly from a lower allowance for doubtful debts.

First-quarter EBITDA, not including proportional consolidation, improved 15% to NIS 36.3 million (US$8 million) from NIS 31.5 million (US$7 million) in first-quarter 2003.

At March 31, 2004, Matav had approximately 265,400 subscribers, compared with approximately 266,700 at March 31, 2003. During first-quarter 2003, the company’s ARPU rose to NIS 207.9 (monthly, including 17% value-added tax) compared with NIS 185.0 in the first quarter of 2003.

The company’s fast Internet access service has attracted more than 74,000 subscribers to date.

First-quarter financing expenses declined to NIS 12.3 million (US$2.7 million) from NIS 14.8 million (US$3.3 million) for the comparable quarter in 2003.

The two numbers are not precisely comparable since, as explained above, the latest quarter’s figure is nominal while the results for a year earlier are adjusted for the CPI. However, a substantial part of the reduction can be attributed to two factors: a reduction in the Company’s net debt and a decrease in interest rate.

Matav’s share in affiliated companies’ profits, (mainly Partner Communications), in the first quarter was NIS 3.6 million (US$0.8 million) compared with NIS 3.4 million (US$0.8 million) in first-quarter 2003.

Matav reported first-quarter net loss of NIS 7 million (US$1.5 million), or NIS 0.23 (US$0.05) per ordinary share, compared with a net loss of NIS 24.5 million (US$5.4 million), or NIS 0.85 (US$0.19), for the year-ago quarter.

Matav’s CEO, Amit Levin, commented: “During the first quarter we took measures to enhance our competitive position by increasing our investment in original TV productions. However, this came at the cost of higher than usual operating expenses in the quarter. Except for these unusually high expenses, the improvement trends that we have seen in previous quarters continued in the present quarter, and once again we successfully increased our revenues. We are continuously diversifying our product offerings and we recently launched a new game service for our subscribers. This new service, which enables subscribers to play against each other, is possible due to our advanced technological and interactive capabilities, abilities that our competitor lacks.

“We have been conducting our fixed-telephony experiment in the Israeli market for the last few months. We are cooperating on this issue with the other two cable companies under the HOT Telecom brand, and we are taking steps to ensure that we will adhere to the timetable that has been set for the experiment. “

Management will conduct a teleconference today at 10:00 a.m. U.S. Eastern Time. To participate, please dial +1-866-860-9642 in the United States and +972-3-918-0610 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31 2003	March 31,		Convenience translation March 31 2004
		2003	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	(NIS In thousands)			U.S. dollars

ASSETS:

CURRENT ASSETS:
Cash and cash equivalents	37,948	1,325	27,242	6,016
Trade receivables	83,151	68,155	83,008	18,332
Other accounts receivables	19,765	20,979	21,361	4,718

Total current assets	140,864	90,459	131,611	29,066

INVESTMENTS AND LONG-TERM LOANS:
Investments in affiliates	66,807	25,594	72,100	15,923
Investments in other company	16,241	16,241	16,241	3,587
Long-term loans granted to employees	-	324	-	-
Investment in limited partnerships	2,057	-	1,597	353
Rights to broadcast movies and programs	34,927	-	45,910	10,139
Other receivables	885	-	885	195

	120,917	42,159	136,733	30,197
FIXED ASSETS:
Cost	2,028,447	2,003,088	2,050,836	452,923
Less - accumulated depreciation and amortization	1,151,622	1,035,322	1,188,156	262,402

	876,825	967,766	862,680	190,521

OTHER ASSETS AND DEFERRED CHARGES
Net of accumulated amortization	3,946	6,209	3,710	819

	1,142,552	1,106,593	1,134,734	250,604

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31 2003	March 31,		Convenience translation March 31 2004
		2003	2004
	AUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	Adjusted (2)		Reported (1)
	(NIS In thousands)			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Short-term bank credit and others	435,403	518,031	413,374	91,293
Current maturities of debentures	33,701	33,567	33,634	7,428
Accounts payable and accruals:
Trade	94,699	66,409	108,735	24,014
Jointly controlled entity - current account	17,690	12,902	18,374	4,058
Other	158,982	88,008	167,240	36,935

Total current liabilities	740,475	718,917	741,357	163,727

LONG-TERM LIABILITIES:
Accrued severance pay, net	2,106	880	2,503	553
Loans and debentures (net of current maturities):
Loans from bank and others	127,403	136,035	126,056	27,839
Debentures	66,145	99,091	66,101	14,598
Customers' set-up boxes' deposits, net of
accumulated amortization	25,675	29,057	24,974	5,515

Total long-term liabilities	221,329	265,063	219,634	48,506

Total liabilities	961,804	983,980	960,991	212,233

SHAREHOLDERS' EQUITY:
Share capital	48,882	48,882	48,893	10,798
Share premium	375,538	401,329	375,527	82,934
Retained earnings (loss)	(243,672)	(262,681)	(250,677)	(55,362)

	180,748	187,530	173,743	38,371
Less-Company's shares held by consolidated company	-	64,917	-	-

Total shareholders' equity	180,748	122,613	173,743	38,371

	1,142,552	1,106,593	1,134,734	250,604

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share and per ADS data)

	Year ended December 31	Three months ended March 31,			Convenience translation Three months ended March 31
	AUDITED	UNAUDITED	UNAUDITED		UNAUDITED
	2003	2003	2004		2004
	Adjusted (2)		Reported (1)
	(NIS In thousands)				U.S. dollars

Revenue	545,480	130,339		147,637	32,605

Depreciation	160,521	40,608		37,068	8,186
Other operating expenses	306,165	76,984		83,197	18,374

Total operating expenses	466,686	117,592		120,265	26,560

Gross profit	78,794	12,747		27,372	6,045

Selling, marketing, general and administrative
expenses:
Selling and marketing	43,954	10,126		14,886	3,288
General and administrative	42,659	11,771		10,115	2,234

	86,613	21,897		25,001	5,521

Operating income (loss)	(7,819)	(9,150)		2,371	524
Financial expenses, net	(83,958)	(14,792)		(12,257)	(2,707)
Other income (expenses), net	80,996	(3,939)		(758)	(167)

Loss before taxes on income	(10,781)	(27,881)		(10,644)	(2,351)
Taxes on income	35,576	-		-	-

Loss from operations of the Company and its
subsidiaries	(46,357)	(27,881)		(10,644)	(2,351)
Equity in earnings of affiliated companies, net	40,907	3,422		3,639	804

Net loss	(5,450)	(24,459)		(7,005)	(1,547)

Loss per ordinary share	(0.19)	(0.85)		(0.23)	(0.05)

Loss per ADS	(0.38)	(1.7)		(0.46)	(0.1)

Weighted average number of shares outstanding
in thousands	29,347	28,860		30,215	30,215

Weighted average number of ADSs outstanding in
thousands	14,674	14,430		15,108	15,108

Operating income (loss)	(7,819)	(9,150)		2,371	524
Canceling proportional consolidation influence	-	-		(2,044)	(452)
Depreciation and amortization (including income
from amortization of set-up boxes' deposits)	154,811	40,608		35,956	7,941

Memo EBITDA(*)	146,992	31,458	(**)	36,283	8,013

(1)     Nominal financial reporting beginning January 1, 2004.
(2)     Adjusted to the NIS of December 2003.
(*) EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the period or as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.
EBITDA may not be indicative of the historic operating results of the Company nor is it meant to be predictive of potential future results.
Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

(**)     Not including proportional consolidation.